Exhibit 3.2

CERTIFICATE OF AMENDMENT TO
CERTIFICATE OF TRUST

OF

FRANKLIN TEMPLETON DIGITAL HOLDINGS TRUST

This Certificate of Amendment to the Certificate of Trust of Franklin Templeton Digital Holdings Trust (the “Trust”) is being duly executed and filed on behalf of the Trust by the undersigned, as trustee, to amend the original Certificate of Trust of a statutory trust formed under the Delaware Statutory Trust Act (12 Del.C. sec. 3801 et seq.)

1. Name of Statutory Trust. Franklin Templeton Digital Holdings Trust

1. Amendment to the Trust’s Certificate of Trust. Pursuant to Title 12, Section 3810(b) of the Delaware Statutory Trust Act, the Trust’s Certificate of Trust is hereby amended to add the following: Pursuant to Section 3804 of the Delaware Act, the debts, liabilities, obligations, costs, charges, reserves and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Trust (each, a “Series”), whether such Series is now authorized and existing pursuant to the Trust’s Trust Agreement or is hereafter authorized and existing pursuant to the Trust Agreement, shall be enforceable against the assets associated with such Series only and not against the assets of the Trust generally or any other Series thereof, and, except as otherwise provided in the Trust Agreement, none of the debts, liabilities, obligations, costs, charges, reserves and expenses incurred, contracted for or otherwise existing with respect to the Trust generally or any other Series thereof shall be enforceable against the assets of such Series.

2. Effective Date. This Certificate of Amendment shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned, being the Trustee of the Trust, has executed this Certificate of Amendment as of the 5 day of January, 2024.

TRUSTEE: Delaware Trust Company,
not in its individual capacity but solely as
Delaware trustee

By: /s/Gregory Daniels
Name: Gregory Daniels
Title: Vice President